September 25, 2009

Via U.S. Mail and facsimile (212) 701-5800

Fabio Colletti Barbosa
Chairman
Banco Santander (Brasil) S.A.
Rua Amador Bueno, 474
Sao Paulo, SP 04752-005
Federative Republic of Brazil

Re: **Banco Santander (Brasil) S.A.**
Amendment No. 1 to Registration Statement on Form F-1
Filed September 21, 2009
File No. 333-161704

Dear Mr. Barbosa:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Consolidated Financial Information, page 51

1.   We note your response and revised disclosures to prior comments 4 and 5 regarding note 4 to your pro forma financial information. We are still unable to re-calculate pro forma adjustments (i) and (ii) due to the fact that you disclose a seven-year range for the maturity of these instruments. Therefore, please further revise your disclosures to state the average life for these financial instruments.

2.　　　We are also unable to recalculate pro forma adjustment (iii) due to the fact that you have not disclosed the average life of the tangible assets. Please further revise your disclosures to provide this information.

* * * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brittany Ebbertt at (202) 551-3572 or Sharon Blume, Assistant Chief Accountant, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234, Mary Cascio of the Office of International Corporate Finance at (202) 551-3242 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn S. McHale

cc:　　Mr. Nicholas A. Kronfeld
　　　　Davis Polk & Wardwell LLP
　　　　450 Lexington Avenue
　　　　New York, NY 10017